November 21, 2013
Via EDGAR and by Courier
Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
RE:    DriveTime Automotive Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 29, 2013
File No. 001-14759
Dear Ms. Thompson:
This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 15, 2013, to DriveTime Automotive Group, Inc. (the “Company” or “DriveTime”) regarding DriveTime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 29, 2013 (the “2012 10-K”).
This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2012
Item 9A. Controls and Procedures, page 102
Staff Comment:

1.
We have reviewed your response to prior comment 3 and it is unclear as to why management’s report on internal control over financial reporting was not provided for DriveTime Automotive Group, Inc. and it subsidiaries (including DTAC and its subsidiaries). Please amend your filing to include the disclosure required by Item 308 of Regulation S-K.

Company Response:
The Company acknowledges the Staff’s comment and advises the Staff that the omission of management’s report on internal control over financial reporting from the 2012 10-K was inadvertent. The Company will amend the 2012 10-K to include the disclosure required by Item 308(a) of Regulation S-K in Part II, Item 9A. The proposed amendment to the disclosure in Part II, Item 9A is attached as Exhibit A hereto, marked against Part II, Item 9A as previously filed to highlight the changes for the Staff’s review. Upon receiving confirmation from the Staff that the proposed changes adequately address the Staff’s comment, the Company will file the amendment accordingly.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.

Sincerely,
DRIVETIME AUTOMOTIVE GROUP, INC.
By:	/s/ Mark G. Sauder
Name:	Mark G. Sauder
Its:	Chief Financial Officer
Enclosures

cc:	DLA Piper LLP (US)
David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

DriveTime Automotive Group, Inc.
Joseph Terracciano (via e-mail: Joseph.Terracciano@drivetime.com)

Exhibit A
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012~~. In designing and evaluating the disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and no evaluation of controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012, the end of the period covered by this annual report~~, to ensure that the information required to be disclosed by us in the reports that we ~~file or submit, as if we were~~are required to file or submit ~~such reports~~ under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.
Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012, the end of the period covered by this annual report.
We will continue to review and document our disclosure controls and procedures on an ongoing basis, and may from time to time make changes aimed at enhancing their effectiveness and ~~to ensure~~ensuring that our systems evolve with our business.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes policies and procedures designed to (i) maintain records, in reasonable detail, that accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

In designing and evaluating internal controls and procedures over financial reporting, management recognizes that such controls and procedures, no matter how well designed and operated, are inherently limited, may not prevent or detect misstatements, and can provide only reasonable assurance of achieving the desired control objectives. No evaluation of controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.
Our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal controls and procedures are effective as of December 31, 2012, the end of the period covered by this annual report.
Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the year ended December 31, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.